UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 16, 2022, Connect Biopharma Holdings Limited (the “Company”) presented certain company highlights and financial information at the SVB Leerink 11th Annual Global Healthcare Conference. A copy of the materials presented are attached hereto as Exhibit 99.1.

The information set forth in the attached presentation shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, whether made before or after the date hereof, except as expressly provided by specific reference in such a filing.

The furnishing of the attached presentation is not an admission as to the materiality of any information therein. The information contained in the corporate presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases, by updating its website or through other public disclosures.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	SVB Leerink 11th Annual Global Healthcare Conference Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2022	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer